Exhibit 7

OLYMPUS PACIFIC MINERALS INC.

RESTATED INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2009

NOTE TO READER: This MD&A is being re-filed on July 14, 2010.  The Company has previously filed and is concurrently re-filing MD&A for the year ended December 31, 2009 and the three months ended March 31, 2010.

For disclosure subsequent to November 12, 2009 refer to the December 31, 2009 re-filed Annual MD&A and the March 31, 2010 re-filed Interim MD&A being re-filed concurrently with this MD&A.

SUITE 500 – 10 KING STREET EAST TORONTO, ONTARIO CANADA, M5C 1C3

OLYMPUS PACIFIC MINERALS INC.

1/31

Olympus Pacific Minerals Inc.
Interim Management Discussion and Analysis (“MD&A”)

For the six months ended June 30, 2009,
dated as at November 12, 2009.

The following Interim Management Discussion and Analysis, which has been prepared for the six months ended June 30, 2009, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the six month period ended June 30, 2009 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the six month period ended June 30, 2009 and the subsequent period to November 12, 2009. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2008 and the related MD&A included in the Company’s annual report.  Any reference to the financial statement notes within this MD&A is incorporated by reference number. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM and on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

OLYMPUS PACIFIC MINERALS INC.

2/31

OLYMPUS PACIFIC MINERALS INC.1

Olympus Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

1 The Directors of Olympus Pacific Minerals Inc. are Messrs. David Seton (chairman), John Seton, Jon Morda, and Douglas Willock. The CEO is Mr. David Seton. The CFO is Mr. Peter Tiedemann.

OLYMPUS PACIFIC MINERALS INC.

3/31

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below.

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), Bong Mieu East (VN240), as well as a number of new surface showings.

Phuoc Son (85 percent interest)

Phuoc Son is actively being explored for new primary gold occurrences in addition to thirty existing occurrences.  The property includes the high-grade deposit Dak Sa (VN320).

Capcapo

The property, located in the Philippines, has exploration potential. Olympus has an option to earn up to a 60 percent interest in this mining tenement upon completing a specified level of expenditures on the property.  The Company has been unable to settle formal joint venture operating agreements with its partner which is inhibiting its ability to earn its interest in the property.

OLYMPUS PACIFIC MINERALS INC.

4/31

Olympus 2009 in Summary

The following are subject to the successful grant of a trucking license for continued Toll Treatment of ore from the Phuoc Son mine at the Bong Mieu Gold Plant.

•	Increased production to 2,500 ounces per month in the months of April to June. As at 30 June 2009 the Company was producing at the level of 30,000 ounces per annum.

•	The Company has been producing for three years and has successfully made the transition from explorer to producer.

•	In the second quarter of 2009, the Company had a positive cashflow.

•	The Company has significantly de-risked most of the operations and is expanding its production.

•	The Company is using self generated cashflow to develop its mining projects plant improvements.

•	Has established a 64% upgrade of Gold Resources at Bong Mieu East, increasing its total Resources in Vietnam to 1.61 million ounces of gold.

•	Completed upgrades to the Bong Mieu plant to improve production processing.

•	A preliminary financial assessment of Bong Mieu East is being reviewed.

•	Commenced a recalculation of the Phuoc Son resource following recent step-out drilling programs.

OLYMPUS PACIFIC MINERALS INC.

5/31

Plant Output Results

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1 2009	Q2 2009	YTD
Tonnes of ore milled*	37,576	32,288	69,864
Head Grade (g/t Au)*	4.07	10.64	7.11
Mill Recoveries *	55%	69%	64%
Gold Production (ounces)*	2,692	7,588	10,280
Total Gold Sales (ounces)*	2,947	6,994	9,891
Total Gold Sales **	$2,666,637	$6,396,532	$9,063,169
Total Cost of Sales***	$2,304,961	$3,449,697	$5,754,658
Amortization*	$703,753	$804,819	$1,508,572
Royalties (Zedex & Govt)*	$111,999	$386,462	$498,461
*	The Bong Mieu Production Plant processes ore from Bong Mieu Central, Bong Mieu Underground, Tailings and Phuoc Son Projects.
**
Total Gold Sales includes 5,587,566 YTD of gold sales from the Phuoc Son ore and $712,043 Q1 gold sales from Nui Kem ore which as it was not in commercial production has been offset against deferred exploration and development expenditure.

***
Total cost of sales includes 3,526,296 YTD of gold cost of sales and royalty expenses associated with the Phuoc Son ore and $807,680 expenses associated with Nui Kem Sales which as it was not in commercial production has been recognized as deferred exploration and development expenditure

The completion of the main modifications to the plant itemized in the previous quarter marked a significant point in the life of the plant. The plant performed better than expected with after plant modifications. Significantly higher grades can be tolerated with reduced gold loss.

Low grade Hogan (VN220) feed to the plant was reduced by 74% to 7,000 tonnes.

Throughput at the plant dropped 14%, mainly as a result of changed ore parameters, however gold produced increased 182% on the previous quarter to 7,588 ounces for the quarter ended June 30, 2009.

Gravity table gold production contributed 3,191 ounces of the overall production.

OLYMPUS PACIFIC MINERALS INC.

6/31

BONG MIEU GOLD MINING COMPANY LIMITED1

Bong Mieu Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine and production plant (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is being explored, developed, and test mined for production and is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  Exploration work to date has resulted in a significant discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Bong Mieu Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. In addition to the two percent royalty paid to Zedex, the Company pays a royalty to the Vietnamese Government.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:

2009	Q1	Q2
Net deferred exploration and development	$9,355,479	9,772,901
Property, plant, and equipment	$7,757,918	7,339,495
Spending on exploration and development activities	$325,562	478,422
Expenditure on property, plant, and equipment	$242,485	275,809

Bong Mieu Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

No further changes have been made to the Reserve and Resources quoted in the 2008 audited Annual Report filed on SEDAR March 31, 2009.

1 The Directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton (chairman), John Seton, Dang Mau Luu, Duong Ho Phuong, and Nguyen Xuan Tuong. The general director is Mr. Nguyen Ngoc Quynh. The chief accountant is Mrs. Ho Thi Nhu Ngoc.

OLYMPUS PACIFIC MINERALS INC.

7/31

A review of Reserve and Resource estimates for the Nui Kem (VN230) underground deposit was commenced in the fourth quarter 2008 and continues.

Exploration

No drilling was undertaken in the six-month period ended June 30, 2009.

Bong Mieu Projects Production and Operating Results

Combined Production on Bong Mieu Gold Property Projects:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits

	Q1 2009	Q2 2009	YTD
Tonnes of ore milled	35,081	19,257	54,338
Head Grade (g/t Au)	2.94	4.85	3.62
Mill Recoveries	53%	67%	59%
Gold Production (ounces)	1,745	2,013	3,758
Gold Sales (ounces)	1,865	1,994	3,859
Sales *	$1,719,143	$1,756,460	$3,475,603
Cost of Sales *	$1,508,349	$1,058,066	$2,566,415
Amortization *	$670,951	$770,964	$1,441,915
Royalties (Zedex & Govt) *	$78,606	$81,802	$160,408
*
Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until 1 April 2009.

Bong Mieu Projects Financial Performance:

The tables below show individual operating mine statistics of VN220 and VN230:

Bong Mieu Central Project(VN220)

	Q1 2009	Q2 2009	YTD
Tonnes of ore milled	27,233	7,019	34,252
Head Grade (g/t Au)	2.41	2.38	2.4
Mill Recoveries	45%	56%	47%
Gold Production (ounces)	946	302	1,248
Gold Sales (ounces)	1,088	564	1,652
Sales	$1,007,002	$431,023	$1,438,125
Cost of Sales	$845,924	$300,281	$1,146,205
Amortization	$558,505	$630,944	$1,189,449
Royalties (Zedex & Govt)	$45,799	$21,209	$67,008

Production:

Mining in Bong Mieu Central (BMC) (VN220) generated 13,100 tonnes at 3.12g/t Au with an ore to waste ratio of 1:1.4. Leach tails recovery at dam #3 was completed end of June 2009, generating 16,800 tonnes at 2.57g/t Au. BMC mining will now only take place on an as-needed basis as the plant will concentrate on Bong Mieu Underground Project (VN230) and toll treatment of Phuoc Son, Dak Sa Underground Project ore (VN320).

OLYMPUS PACIFIC MINERALS INC.

8/31

Bong Mieu Underground Project (VN230)

	Q1 2009	Q2 2009	YTD
Tonnes of ore milled	7,848	12,238	20,086
Head Grade (g/t Au)	4.80	6.26	5.69
Mill Recoveries	66%	69%	68%
Gold Production (ounces)	799	1,711	2,510
Gold Sales (ounces)	777	1,430	2,207
Sales *	$712,043	$1,325,437	$2,037,480
Cost of Sales *	$662,428	$757,782	$1,420,210
Amortization *	$112,447	$140,019	$252,466
Royalties (Zedex & Govt) *	$32,805	$60,595	$93,400
*	Q1 sales and associated costs of sales including amortization and royalties have been capitalized as the project did not commence commercial production until 1 April 2009.

The Nui Kem Project was placed into commercial production effective 1 April 2009 following completion of upgrades to the Bong Mieu Plant which enabled commercial processing of the Nui Kem ore.  Prior to that sales and associated costs were capitalized.

The overall performance of Nui Kem (VN230) improved significantly during the quarter.

Total ore mined is 14,000 tonnes at 6.87g/t Au. Development activities comprise 102m of level drives and 127m of raises.

The increase in tonnage and grade for the quarter was a direct result of the increased development carried out in the last quarter of 2008 and the first quarter of 2009.  Development for most of the second quarter was limited due to cash restraints but was restarted in late June.

Construction of surface wetland and siltation pond commenced April 2009 and June 2009, respectively.

The Nui Kem (VN230) Environmental Impact Assessment (EIA) was submitted to Quang Nam Environment Monitoring and Analysis Center (QN-EMAC) on April 23, 2009 for comments prior to submission to the Department of Geology and Minerals of Vietnam (DGMV). The report is now being revised to be a supplement of the Ho Gan (VN220) EIA and compared with the Nui Kem (VN230) Mine Design document required by the Department of Trade and Industry.

OLYMPUS PACIFIC MINERALS INC.

9/31

Bong Mieu Licencing

The table below summarizes the key licences that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1991	25 years	05/03/2016
Bong Mieu	BMGMC	Exploration Licence 2125/GP BTNMT	30 Sq Km	Granted	24/10/2008	2 years	22/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

Ratification of the processing of ore from Phuoc Son and Nui Kem (VN230) is being sought.  The trucking permit for Dak Sa ore (VN320) expired on June 30, 2009. The application for extending the permit is expected to be approved in August.

Bong Mieu Outlook for 2009

•	Continue with exploration field work.

•	Recommence evaluation drilling in the third quarter of 2009.

•	Prepare conceptual mining and pre-feasibility studies at North East Bong Mieu.

•	Evaluate the ore intersected at the Bong Mieu Underground Deposit.

•	Continue plant modifications.

OLYMPUS PACIFIC MINERALS INC.

10/31

PHUOC SON GOLD MINING COMPANY LIMITED.1

Phuoc Son Background

Phuoc Son Gold Mining property, located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property, is actively exploring approximately half of the 70 square kilometer property for new primary gold occurrences in addition to the 30 existing occurrences.  The remaining half of the property is not available for exploration at this stage.  The property includes the high-grade Dak Sa Underground Project (VN320).

Phuoc Son Structure
Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corp. (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Company pays a royalty to the Vietnamese Government.

The table provides key information for the Phuoc Son property:

2009	Q1	Q2
Net deferred exploration and development *	15,947,657	16,538,558
Property, plant, and equipment	4,722,153	4,697,911
Spending on exploration and development activities	28,877	59,474
Expenditure on property, plant, and equipment	215,267	77,493

* Net deferred exploration and development has been offset by $2,173,155 of net gold sales as the project is not in commercial production at the end of the quarter.
Phuoc Son Reserves and Resources

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

There have been no changes to the mineral reserve and resource estimates that were published in the MD&A for the Annual Report of 2008 which can be found in the Company’s filings at www.sedar.com.

1 The Directors of Phuoc Son Gold Mining Company Limited are Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, and Nguyen Xuan Tuong. The general director is Mr. Nguyen Xuan Tuong. The chief accountant is Mrs. Nguyen Thi Phuoc.

OLYMPUS PACIFIC MINERALS INC.

11/31

Exploration (VN310 and VN320)

During the first quarter of 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phouc Son property following drilling programs completed in 2008.

Phuoc Son Development – Dak Sa Underground Project (VN320)

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

Dak Sa Underground Project (VN320)

	Q1 2009	Q2 2009	YTD
Tonnes of ore milled	2,495	13,031	15,526
Head Grade (g/t Au)	19.91	19.20	19.31
Mill Recoveries	59%	69%	68%
Gold Production (ounces)	947	5,575	6,522
Gold Sales (ounces)	1,082	4,950	6,032
Sales*	$947,494	$4,640,072	$5,587,566
Cost of Sales*	$796,612	$2,391,631	$3,188,243
Amortization*	-	-	-
Royalties (Vietnam Govt)*	$33,393	$304,660	$338,053
*
As the project is not in commercial production at 30 June 2009 all sales, cost of sales and royalties paid have been capitalized in deferred exploration and development expenditure and no amortization has been made on non current assets.

Ore generated from internal stope development and stoping activity was 5,740 tonnes at 16.16g/t Au and 6,671 tonnes at 20.50g/t Au, respectively.

13,773 tonnes of ore was delivered to the Bong Mieu plant and the estimated remaining stockpile at Phuoc Son was 6,512 tonnes at 18.17g/t Au at quarter end.

Bong Mieu treated 13,031 tonnes at an average head grade of 19.20g/t with a recovery of 69 percent yielding 5,575 ounces.

An application for mining licence renewal and amended Environmental Impact Assessment (EIA) was submitted to the authorities in May and is currently being processed. The trucking permit for Dak Sa ore expired on June 30, 2009. Both applications are expected to be approved in August.

OLYMPUS PACIFIC MINERALS INC.

12/31

Phuoc Son Licencing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited (PSGC) holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	08/07/2008	25 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	3.5 years	23/07/2009
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	3.5 years	23/07/2009

Phuoc Son Outlook for 2009

•	Continue assessment of external debt funding to facilitate mine and plant development at Phuoc Son.

•	At time of writing an application for extending the trucking permit is expected to be approved in August 2009.

•	At time of writing an application for mining license has been submitted and is expected to be approved in August 2009.

•	Keep exploration expenditure at a level that available cash allows.

•	Provided funds are available for exploration, identify drilling targets away from Dak Sa for commencement of drilling in the later part of 2009.

OLYMPUS PACIFIC MINERALS INC.

13/31

OTHER PROPERTIES

KADABRA MINING CORPORATION1

Capcapo (PH100) is located north of the prolific Baguio-Mankayan Gold District in the Philippines. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (“NCIP”), our efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  At June 30, 2009, the formal report and community decision was still awaited from the NCIP. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved.

OTHERS:

Other properties for which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R.  Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project. A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh. Under this TSA Olympus shall contribute 35% wage and insurance payment and Long Thanh will pay for the balance (65%) and all work related expenses of the geologists who attend the exploration programs.

Five Olympus Exploration staff worked in Laos under the terms of this agreement until the end of May 2009.

1 The Directors of Kadabra Mining Corporation are Messrs. Thomas Rodney Jones (chairman), Peregrino Resabal,  Charles Barclay, and Russell Graham. The general director is Thomas Rodney Jones. The chief accountant is Salvador Palabrica.

OLYMPUS PACIFIC MINERALS INC.

14/31

OLYMPUS PACIFIC MINERALS INC.

Olympus Operational Activities

Comments on selected items from our Consolidated Statements of Operations for the six-month period ended June 30, 2009 are noted in the following table:

	Q2 YTD 2009	Q2 YTD 2008	YTD % Change	Q2 2009	Q2 2008	Q2 % Change	Comments on variances
Sales	2,763,560	5,181,358	(47)	1,756,460	2,304,930	(24)
The Company sold 9,891 ounces of gold in the first six months (at an average realized price of US$916 per ounce) of 2009 compared to 5,681 ounces of gold in the same period last year (at an average realized price of US$914 per ounce).  However $5,587,566 of the sales were from ore processed at development stage of Phuoc son and has been offset with Deferred exploration and development expenditure.

Cost of sales	1,903,987	3,434,047	(45)	1,058,066	1,789,473	(41)	Decreased due to a high portion of Phuoc Son ore being processed and cost of sales related to that ore is capitalized as the project is not in commercial production.
Amortization	1,396,353	1,160,191	20	812,375	587,070	38	Increased as a result of increased investment in Capital Assets by Q2 2009 when compared with Q2 2008.
Management fees and salaries	1,507,208	1,927,149	(22)	560,948	1,094,424	(49)	Decreased as a result of a lower headcount, and reassignment of management responsibilities.
Professional & Consulting fees	460,867	601,375	(23)	314,460	222,090	42	Increased in the quarter as a result of timing of engagement of external professionals.
Travel	166,886	394,677	(57)	84,629	148,556	(43)	Increased in the quarter due to increased activity however year to date the decreased is due to a reduction in number and class of flights taken by senior management and consultants globally.
Investor relations, promotions and Shareholders Information	53,071	430,021	(88)	23,914	207,965	(89)	Lower due to changes in marketing and investor relations plans which resulted in reduced ongoing costs.
Office & general administration	263,062	337,697	(22)	143,450	172,608	(17)	Decreased in line with general cost saving measures put in place in 2008.
Stock-based compensation	1,176,264	451,811	160	630,229	158,204	181	Increased in the quarter due to timing of issues.
Interest income	(15,074)	(412,428)	(96)	(5,632)	(160,284)	(96)	Decreased as a result of lower average cash balances held during the first six months of 2009 compared with 2008.

OLYMPUS PACIFIC MINERALS INC.

15/31

Olympus Summary of Quarterly Results

	2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$1,756,460	$1,007,100	$308,844	$2,077,879	$2,304,930	$2,878,058	$2,041,973	$2,137,156	$1,495,107	$955,138
Interest Income	5,632	9,442	50,365	106,638	160,284	252,410	332,241	165,815	144,532	31,649
Net Profit/(Loss)	(1,938,409)	(2,517,277)	(1,519,647)	(2,907,888)	(2,164,060)	(1,413,478)	(1,477,096)	(2,184,341)	(1,737,935)	(2,819,300)
Profit/(Loss) per share (1)	(0.0080)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Deferred exploration and development cost additions(2)	537,896	354,440	1,423,958	1,430,185	2,490,573	2,059,241	2,529,370	1,971,492	1,655,357	1,070,714
Capital assets additions	353,302	442,433	3,026,636	1,175,241	316,295	555,869	158,826	207,596	809,280	313,019

(1)	Basic and diluted
(2)	Deferred exploration and development cost additions were offset by net gold sales from Phuoc Son while still in development stage of $2,173,155 YTD 2009.

Olympus Liquidity Section – Investing and Financing Activities

Investing activities

During the six-month period ended June 30, 2009, Olympus invested $892,336 [12 Mth Period Ended 31 Dec 2008 - $7,403,957] in exploration and development expenses and $795,735 [12 Mth Period Ended 31 Dec 2008 - $5,074,041] acquiring property, plant and equipment as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2009	2008	2009	2008
Bong Mieu	500,564	3,379,908	803,985	3,416,454
Phuoc Son*	292,760	1,684,411	88,351	3,781,139
Capcapo**	-	-	-	206,364
Other	2,411	9,722	-	-
	795,735	5,074,041	892,336	7,403,957
*	Development Expenditure on the Phuoc Son property was offset by net gold sales while the project was still in development in 2009 of YTD $2,173,155
**	Written-off as of December 31, 2008

OLYMPUS PACIFIC MINERALS INC.

16/31

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at June 30, 2009, the cash balance is $4,610,018 compared to $ 4,161,735 as at December 31, 2008.  The increase was mainly a result of planned spending on exploration and development activities offset by $3,000,000 equity issued in May 2009.  In 2008 the Company did not raise any funds by way of equity financing.  In the six-month period ended June 30, 2009, the Company raised US$3,000,000 of funds by a private placement of newly issued equity.

Debt Financing

On June 27, 2007, a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2008 or 2009. The Company continues to evaluate project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received indicative offers for debt facilities to develop the high-grade Phuoc Son Mine from traditional financial institutions who specialize in resource sector debt provisions. Due to cost management, the Company is testing an alternative funding option through increasing the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The ‘self funding’ option has management priority as equity raising is difficult and bank borrowing costs are expensive. Cost controls benefits are showing up in the accounts.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing.

Contractual Obligations and Commitments
As at June 30, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	358,951	358,951	-	-	-	-
Operating leases	482,762	79,353	80,037	78,281	79,394	165,697
Purchase obligations - supplies & services	3,115,256	2,969,321	145,935	-	-	-
Purchase obligations - capital	279,624	279,624	-	-	-	-
Asset retirement obligations	1,252,653	153,989	156,708	181,674	474,872	285,410
Total	5,489,246	3,841,238	382,680	259,955	554,266	451,107

Common shares

As of July 31, 2009, the Company had issued and outstanding 249,476,531 common shares.

OLYMPUS PACIFIC MINERALS INC.

17/31

Olympus Pacific Minerals Inc. and Subsidiaries

Regulatory Update

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

In November 2009 the Company identified errors in relation to the recognition of revenue from the Vietnam operations as well as errors in the translation of opening balances from CAD to USD and the interpretation of the grant date for stock based compensation.  As a result changes were made to the original filing for the second quarter of 2009 and were included in the unaudited interim financial statements as at June 30, 2009 and for the three and six month periods then ended, refiled on November 12, 2009..  .

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, and in light of the items identified in the interim review of the financial statements, management has concluded that, as of June 30, 2009, the Company lacked sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting required modification and were considered ineffective in terms of National Instrument 52-109.

The error that arose in the 2009 reporting required the Company to refile. This deficiency highlighted the possibility that a misstatement would possibly not be prevented or detected on a timely basis.

OLYMPUS PACIFIC MINERALS INC.

18/31

Description of the Material Weakness

In 2009 the Company produced and sold gold while two of its Vietnamese mine sites were considered to still be in the development stage.  Under Canadian GAAP funds earned from gold sales and the associated costs incurred during the pre-production stage are offset against deferred development expenditure.  On the original reporting the Company recognized the gold sales and associated costs in the profit and loss account as revenue and the associated costs of earning that revenue.  On refiling the interim financial statements were restated in accordance with Canadian GAAP to offset these gold sales and associated costs against deferred development expenditure.

At January 1, 2009 the Company changed its functional and reporting currency to US Dollars.  The translation of the December 31, 2008 financial reports into US Dollars gave rise to a foreign currency translation difference that required restatement of the 2009 opening balances of the 2009 interim financial statements.  The impact of foreign currency translation differences on the Balance Sheet are detailed in column (3) of the table below.

In 2009 the Company issued options which were originally treated as equity awards valued on their issue date.  However, the options issued resulted in the total number of options outstanding exceeding the maximum number of options permitted to be granted under the terms of the Company’s stock option plan.  As such, an accounting grant date had not occurred for portions of the award.  A liability has been recognized for amounts owing should the Company be unable to issue the equity award.  The impact of the restatement is detailed in column (4) of the table below.

Impact of the material weakness

The impact of the error is detailed in column (2) of the table below

Remediation Plan

Management has evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and is in the process of appointing an experienced Group Controller and an Internal Control Coordinator to address the issue.

OLYMPUS PACIFIC MINERALS INC.

19/31

OLYMPUS PACIFIC MINERALS INC.

20/31

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as a result of the need to re-file its reports during the 2009 year, as of June 30, 2009, that the general design of our disclosure controls were satisfactory but that the operation of the Company’s disclosure controls and procedures were ineffective.  The impact and the Company’s remediation plan have been described above.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The Company’s common shares are listed and posted for trading on the over-the-counter bulletin board (OTC BB) in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

Mr Kevin Flaherty (director), for reasons not related to this company, tendered his resignation to the Board on August 5, 2009.

OLYMPUS PACIFIC MINERALS INC.

21/31

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2008.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.  Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.  Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.  Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (“CICA”) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

OLYMPUS PACIFIC MINERALS INC.

22/31

Future Accounting Changes

Section 1582, 1601, and 1602 – Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.

CICA Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Section 1601 and CICA Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The above standards will become effective for the Company beginning on January 1, 2011. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

International Financial Reporting Standards

Canada is in the process of adopting International Financial Reporting Standards (“IFRS”), which become mandatory for financial reporting periods commencing on or after January 1, 2011.  The Company will be required to report using IFRS for the year ended December 31, 2011 which will include the comparative period of 2010.  Unaudited consolidated interim financial information prepared in accordance with IRFS will be provided starting in the first quarter of 2011 and will include comparative figures for 2010.

The Company has commenced a preliminary review of the Canadian equivalents to IFRS and is currently assessing the impact of the changes and preparing for implementation.  At this early stage in the transition project, a small number of areas have been identified that may have an impact on the financial statements of the Company, though these have not fully been quantified. We expect there may be changes with respect to accounting policies on deferred development expenditures and foreign currency translation. The Company has not developed an IFRS changeover plan at June 30, 2009 however management intends to complete its review and to develop a plan within the 2009 year.  We note that as the review of Canadian GAAP equivalents to IFRS proceeds other areas may be identified that impact on the financial statements of the Company. We also note that Canadian GAAP to IFRS may be amended prior to mandatory adoption.

OLYMPUS PACIFIC MINERALS INC.

23/31

Transactions with Related Parties

The Company entered into the following related party transactions during the period:

	Three month period ended June 30		Six month period ended June 30
	2009	2008	2009	2008
Consulting and legal fees	$32,971	$29,608	$55,623	$57,935
Management fees	$274,618	$534,186	$431,135	$735,311
Reimbursed expenses	$55,741	$115,564	$79,149	$236,859
Royalties (Zedex)	$27,400	$56,455	$56,878	$79,532

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services are provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services are provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.  The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008; Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holding Limited associated with Russell Graham in 2009 and 2008. Expenses that were reimbursed include the following costs: airfares, accommodation, meals, car rentals, telecommunications, computers, training courses, conferences and professional fees.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a two percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as two percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Rent

The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at open market rates for this office space.

Other non-recurring transactions
None.

OLYMPUS PACIFIC MINERALS INC.

24/31

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company is able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Sun Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

OLYMPUS PACIFIC MINERALS INC.

25/31

•
Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

OLYMPUS PACIFIC MINERALS INC.

26/31

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in United States dollar terms the Company incurs in its exploration and development activities.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

OLYMPUS PACIFIC MINERALS INC.

27/31

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

•
The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, VP Exploration, Chief Operating Officer, and VP Finance Vietnam.

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Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.  Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

OLYMPUS PACIFIC MINERALS INC.

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Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

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The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

OLYMPUS PACIFIC MINERALS INC.

29/31

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Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Forward Looking Information

This interim report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

OLYMPUS PACIFIC MINERALS INC.

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Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

OLYMPUS PACIFIC MINERALS INC.
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